UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DISCLOSURE OF MAJOR SHAREHOLDING

BRUSSELS, Belgium, May 31, 2011 - Pursuant to the Belgian Law of May 2, 2007 relating to the publication of major shareholdings in listed companies, Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, has received a notification of the threshold of 5% being crossed by BlackRock which now owns 5.07% of Delhaize Group’s voting rights as follows:

Holders of voting rights	Number of voting rights from previous notification	Current number of voting rights	Current percentage of voting rights
BlackRock, Inc.	0	0	0.00%
BlackRock Asset Management Australia Limited	93 847	80 089	0.08%
BlackRock Asset Management Japan Limited	541 898	319 107	0.31%
BlackRock Advisors (UK) Limited	1 193 685	684 184	0.67%
BlackRock Asset Management Deutschland AG	45 335	54 613	0.05%
BlackRock Institutional Trust Company, N.A.	2 105 457	2 830 000	2.79%
BlackRock Fund Advisors	495 836	517 839	0.51%
BlackRock Asset Management Canada Limited	25 769	53 670	0.05%
BlackRock Advisors, LLC	10 098	9 953	0.01%
BlackRock Financial Management, Inc.	27 380	43 417	0.04%
BlackRock Investment Management, LLC	184 249	232 644	0.23%
BlackRock Investment Management (Australia) Limited	9 140	10 869	0.01%
BlackRock Investment Management (Dublin) Limited	1 182	0	0.00%
BlackRock (Netherlands) B.V.	24 901	17 403	0.02%
BlackRock Fund Managers Limited	26 596	28 344	0.03%
BlackRock Asset Management Ireland Limited	127 949	102 016	0.10%
BlackRock International Limited	27 570	13 180	0.01%
BlackRock Investment Management (UK) Limited	9 627	150 326	0.15%
Total	4 950 519	5 147 654	5.07%

On May 26, 2011, BlackRock Investment Management (UK) Limited notified Delhaize Group that as of May 19, 2011 BlackRock owned 5 147 654 Delhaize Group shares, representing 5.07% of its voting rights. This is an increase of 197 135 shares compared to the previous notification of ownership received on October 15, 2010.

According to the notification that Delhaize Group received from BlackRock Investment Management (UK) Limited on May 26, 2011 BlackRock, Inc. is the ultimate controller of the legal entities listed above. The latter, however, are the discretionary investment managers that hold the Delhaize Group shares and exercise the voting rights.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of the first quarter of 2011, Delhaize Group’s sales network consisted of 2 816 stores. In 2010, Delhaize Group posted EUR 20.8 billion (USD 27.6 billion) in revenues and EUR 574 million (USD 762 million) in net profit (Group share). At the end of 2010, Delhaize Group employed approximately 138 600 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Geert Verellen:	+ 32 2 412 83 62
Saskia Dheedene:	+ 32 2 412 96 11
Steven Vandenbroeke (media):	+ 32 2 412 86 69

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	June 1, 2011	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President